OFFERING MEMORANDUM
PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Splash Beverage Group, Inc.
One East Broward Blvd., Suite 810
Fort Lauderdale, FL 33301
www.splashbeveragegroup.com
Phone: (214) 906-8089



UP TO $1,000,000 OF COMMON SHARES UNDER REGULATION CF
UP TO $3,000,000 OF COMMON SHARES UNDER REGULATION D

Splash Beverage Group, Inc. ("Splash"), ("the Company," "we," or "us"), is offering up to $1,000,000 of Common Shares of the Company. The price per common share is $1.00. The minimum target amount under this Regulation CF offering is $25,000 (the "Target Amount"). This offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by April 30, 2018. The Company is also raising $3,000,000 in a concurrent offering under Regulation D. Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering by April 30, 2018, no securities will be sold in the Regulation CF offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept subscriptions of $1,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Target Amount prior to April 30, 2018, the Company may conduct the first of multiple closings, provided that the offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THE COMPANY AND ITS BUSINESS

The Company's business

Splash Beverage Group, Inc. is a C Corporation incorporated under the laws of Nevada. The Company specializes in manufacturing, distribution, sales and marketing of various beverages across multiple channels, operating in both the non-alcoholic and alcoholic segments, leveraging efficiencies and diluting risk. The Company believes that its business model is unique as it only develops/accelerates brands with highly visible pre-existing brand awareness or pure category innovation.

Further information about the Company and its business appears on the Company's profile page on FlashFunders under www.flashfunders.com/splashbeverage and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

Due diligence

Due diligence by CrowdCheck, Inc.



THE TEAM

Officers, Directors and Key Employees

This table shows the principal people on our team:

Name	Position	Age	Date Elected or Appointed	Fulltime with the Company?
Officers:				
Robert Nistico	Chief Executive Officer, President	53	5/1/2012	Yes
James Sjoerdsma	Treasurer	54	5/1/2012	No (Second Genome)
Dean Huge	Interim CFO	61	6/1/2017	Yes
Directors:				
James Sjoerdsma	Chairman of the Board	54	5/1/2012	

	Director		7/6/2012	
Timothy Brasel	Director	59	1/8/2012	
Robert Nistico	Director	53	7/12/2013	
Peter J. McDonough	Director	58	8/29/2013	
Justin Yorke	Director	51	5/6/2014	
Significant Employees:				
Aida Aragon	VP Nat Accounts	51	5/15/2014	Yes

Robert Nistico

Robert Nistico, age 54, serves as Chief Executive Officer and Director of Splash Beverage Group, Inc. since 2012. He also serves as a Strategic Advisor of Transition Capital Partners, Ltd. and is part owner of Viva Beverages, LLC. Prior to Viva Beverages, he was the fifth employee at Red Bull North America, Inc. for 10 years and served as Vice President of Field Marketing and Sr. Vice President/General Manager. Mr. Nistico was instrumental in building the Red Bull brand in North and Central America and the Caribbean from $0 revenues to $1.45 billion in annual revenues. Earlier, he held the brand position of Regional Portfolio V.P and Division Manager for Diageo (formerly I.D.V. / Heublein), General Sales Manager for Republic National (formerly The Julius Schepps Company) and North Texas State Manager for The E & J Gallo Winery (and a variety of other management positions for those companies). He serves as a Director of Apollo Brands. Mr. Nistico has more than 24 years of experience in the beverage industry, including direct and indirect sales management, strategic brand management & marketing, finance, operations, production and logistics. Mr. Nistico holds a B.A. from the University of Colorado.

James Sjoerdsma

Mr. Sjoerdsma, age 57, has served as Chairman of the Board and Treasurer of Splash Beverage Group, Inc. since May 2012. Mr. Sjoerdsma is currently the Senior Vice President of Human Resources at Second Genome, where he has worked since November 2, 2016. There, he brings more than 25 years of experience in human resources in which he will lead all recruitment, hiring, onboarding, training and organizational development of Second Genome employees. Prior to his current role, Mr. Sjoerdsma served in various roles in human resources for Genencor since December 1990 (formerly DuPont BioSciences) at all stages of its growth – from start-up to publicly traded to its acquisition by DuPoint BioSciences. While at Genencor, he developed a corporate culture that led to the Company's recognition as a "Great Place to Work" in four countries, including awards as the top Company of its size by Fortune Magazine and the San Francisco Chronicle. Mr. Sjoerdsma earned his master's degree in business administration from Nova Southeastern University and his bachelor's degree in economics and business from Cornell College. Mr. Sjoerdsma holds an executive certificate in strategy and organization from Stanford University.

Dean Huge

Dean Huge, age 61, has served as Interim Chief Financial Officer of Splash Beverage Group, Inc. since June 2017. Prior to that, Mr. Huge was the President of D&H Energy Development, Inc. where he developed a toxic waste processing plant to create electrical energy from May 2013 to May 2017. With 35 years of experience, Mr. Huge's career started on Wall Street in the private and public sectors. Mr. Huge has been involved with in-depth work in accounting, audits, IPOs, secondary offering and complex partnership matters. Having full working knowledge of SEC filings, Mr. Huge has managed 4 public offerings and executed SEC filings as CFO. One example, Catalyst Energy Corporation, escalated to trading on the NYSE and was Inc. Magazine's Fastest Growing Company within 36 months. Mr. Huge has assisted numerous companies grow from startup to medium size utilizing a multitude of financing techniques including partnership and project funding as either recourse and non-recourse. He has worked for and with domestic and international investment banks such as BNP Paribas, private equity and investment funds of over $10 billion in New York, Hong Kong, Shanghai and Ghana in West Africa. Mr. Huge's experience includes expertise in financial services, manufacturing, distribution and SAAS type programs and he has degrees in Accounting and Finance.

Timothy Brasel

Timothy Brasel, age 59, serves as Director of Splash Beverage Group, Inc. Since 1987, Mr. Brasel has also been President of Bleu Ridge Consultants, Inc. devoting the majority of his time to managing his various business investments. Over the past 25 years, Mr. Brasel has successfully completed more than 30 reverse mergers in industries as diverse as healthcare, mining, oil and gas, pharmaceuticals, communications, education, waste management, and treasure hunting. Mr. Brasel received a Bachelor of Science degree in Business Administration from Morningside College, Sioux City, Iowa.

Peter McDonough

Peter McDonough, age 58, serves as Director of Splash Beverage Group, Inc. Mr. McDonough brings innovative thinking to transform business performance from his experiences leading global organizations in industries such as personal care products, consumer household appliances, power tools and beverage alcohol. His success in leading a diverse portfolio of businesses over the past 30 years demonstrates his agility to quickly analyze new industry dynamics, strategically evaluate competitive practices and craft business plans leveraging new growth drivers and organizational capabilities. In his most recent corporate role, Mr. McDonough has served as President, Chief Marketing and Innovation Officer for Diageo North America since 2008. In this role, Peter transformed and built the marketing and product development organizations with new capabilities, a more focused strategic outlook and business plan that delivered accelerated growth and positioned Diageo as the industry leader in product innovation. As a member of the NA Executive Team, he played a key role in developing organizational strategy and growth targets for Diageo's most important global region.

In his diverse career, Peter has worked in six different industries and successfully led organizations on three continents. After teaching at The University of Canterbury's Graduate School of Business in New Zealand, Peter relocated his family to Switzerland to serve as Procter & Gamble's Vice President of European Marketing for Duracell Batteries and Braun Appliances. Prior to his overseas roles Peter served as Gillette's head of North American Marketing where he led the brand marketing organization for the company's flagship Blade/Razor and Personal Care Business.   Earlier in his career, he served as Director of North American Marketing at Black & Decker where he was involved in launching the DeWalt Power Tool Company. Peter began his career after college working in a steel mill on the shores of Lake Erie as a management trainee in Labor Relations.

Mr. McDonough is skilled in defining a clear vision and communicating business plans for success, prioritizing resources and engaging functional teams to break down organizational barriers that compromise focus and execution. He develops cultures which value accountability, diversity of thought and discipline for operational excellence. With professional experiences spanning from his role as a university professor in New Zealand to his responsibilities as a C Suite executive leading global organizations, Peter balances his drive for building teams that are focused and accountable for delivering growth metrics with the need to foster an inclusive environment where each team member feels valued in delivering the Company's mission.

Peter is an alumnus of Cornell University and holds a Masters of Business Administration from the Wharton School of Business. He currently serves on the Board Of Directors of Providence Equity Partners' Benefit Street RFT, The Pi Group, Effies Worldwide, Inc, The Splash Beverage Group and on the Advisory Boards of IgnitionOne Interactive Inc., Viridian Capital Advisors and SX Liquors LLC. Peter previously served on the RFT Board of AR Global Investments LLC and not for profit organizations such as The AdCouncil of America and The Children's Trust Fund of Massachusetts.

Justin Yorke

Justin Yorke, age 51, serves as Director of Splash Beverage Group, Inc. Mr. Yorke has over twenty-five years of experience in finance. Based in Hong Kong for a little over 10 years, he managed funds for a private Swiss

Bank, Darier Henstch.   Prior to that, Mr. Yorke managed funds for Peregrine Investments and Unifund, a high net worth family out based in Switzerland. The funds under management in most of these positions ranged from $1 billion to $3 billion in funds under management. Most of the investments were focused on public stock investments, but a smaller degree were private investments throughout the Asian region. For the past 10 years, he has been a partner in San Gabriel Advisors and is the manager of the San Gabriel Fund, JMW Fund and Richland Fund with assets of approximately $75 million under management. He has a B.A. degree from UCLA.

 Mr. Yorke has assisted raising capital for many early stage companies and served on the board of many early stage companies, including:

- JED Oil - Convertible Note and Convertible Share Offering of a combined $30 milllion
- South Lake Capital -   Convertible Preferred Share Offering of $15 million
- Heatwurx - Series A & B Preferred $5 million
- MediaShift - Series A & B Preferred Shares $6 million

Related Party Transactions

During 2013, 2014, 2015, and 2016, we entered into several 12-month term loan agreements with an officer of the Company, Robert Nistico, in the amounts of $57,000, $225,000, $105,000, and $9,000, respectively, bearing interest of 7%. Interest expense on these loans was $27,183 and $23,308 for the years ended December 31, 2016 and 2015, respectively. The unpaid principal balance was $396,000 and $387,000 as of December 31, 2016 and 2015, respectively. The unpaid accrued interest balance was $57,555 and $30,371 as of December 31, 2016 and 2015, respectively.

During 2012, 2013, 2014, and 2016 the Company entered into 3-month, 6-month and 12-month term loan agreements with an officer of the Company, James Sjoerdsma, in the amounts of $155,000, $210,000, $150,000 and $10,000, respectively, bearing interest of 7%. The notes include warrants for 150,000 shares of common stock at $1.25 per share which were issued in 2014. Interest expense on these loans was $32,736 and $32,550 for the years ended December 31, 2016 and 2015, respectively. The unpaid principal balance was $470,000 and $465,000 as of December 31, 2016 and 2015, respectively. The unpaid accrued interest balance was $104,783 and $72,047 as of December 31, 2016 and 2015, respectively.

During 2012, 2013, and 2014 the Company entered into 12-month term loan agreements with Company director, Timothy Brassel, in the amounts of $5,000, $60,000, and $50,000, respectively, bearing interest of 7%. Interest expense on these loans was $7,721 and $7,700 for the years ended December 31, 2016 and 2015, respectively. The unpaid principal balance was $110,000 as of December 31, 2016 and 2015. The unpaid accrued interest balance was $24,240 and $16,519 as of December 31, 2016 and 2015, respectively.

All of the related party notes payable outstanding are overdue and in default as of December 31, 2016.

See Note 5 - Notes Payable – Related Party of the accompanying financial statements for additional information.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

- **Brand image and consumer preferences.** Our beverage portfolio is comprised of a number of unique brands with reputations and consumer imagery that have been built over time. Our investments in marketing as well as our strong commitment to product quality are intended to have a favorable impact on brand image and consumer preferences. Unfavorable publicity, or allegations of quality issues, even if false or unfounded, could tarnish our reputation and brand image and may cause consumers to choose other products. In addition, if we do not adequately anticipate and react to changing demographics, consumer trends, health concerns and product preferences, our financial results could be adversely affected.

- **Competition.** The beverage industry is extremely competitive. Our products compete with a broad range of beverage products, most of which are manufactured and distributed by companies with substantially greater financial, marketing and distribution resources. In order to generate future revenues and profits, we must continue to sell products that appeal to our customers and consumers. Discounting and other actions by our competitors may make it more difficult to sustain revenues and profits.

- **Volatility in the price or availability of the inputs we depend on, including raw materials, packaging, energy and labor, could adversely impact our financial results.** Our financial results could be adversely impacted by changes in the cost or availability of raw materials and packaging. Continued growth would require us to hire, retain and develop a highly skilled workforce and talented management team. Any unplanned turnover or our failure to develop an adequate succession plan for current positions could erode our competitiveness. In addition, our financial results could be adversely affected by increased costs due to increased competition for employees, higher employee turnover or increased employee benefit costs.

- **Governmental regulation.** Our business and properties are subject to various federal, state and local laws and regulations, including those governing the production, packaging, quality, labeling and distribution of beverage products. In addition, various governmental agencies have enacted or are considering additional taxes on soft drinks and other sweetened beverages. Changes in existing laws or regulations could require material expenses and negatively affect our financial results through lower sales or higher costs.

- **Dependence on key personnel.** Our performance significantly depends upon the continued contributions of our executive officers and key employees, both individually and as a group, and our ability to retain and motivate them. Our officers and key personnel have many years of experience with us and in our industry and it may be difficult to replace them. If we lose key personnel or are unable to recruit qualified personnel, our operations and ability to manage our business may be adversely affected. We do not maintain key man life insurance policies for our officers, directors or key personnel.

- **Because our officers and directors serve as officers and directors of other companies engaged in the beverage industry, a potential conflict of interest could negatively impact our ability to run our business.** Some of our directors and officers work for other companies in the beverage industry. Due to time demands placed on our directors and officers, and due to the competitive nature of the beverage industry, the potential exists for conflicts of interest to occur from time to time that could adversely affect our ability to conduct our business. The officers and directors' employment and affiliations with other entities limits the amount of time they can dedicate to us as a director or officer and cannot be certain that a conflict of interest will not arise in the future. To date, there have not been any conflicts of interest between any of our directors or officers and the Company.

- **If our products become adulterated, misbranded or mislabeled, we might need to recall those items and we may experience product liability claims if consumers are injured or become sick.** Product recalls or safety concerns could adversely impact our market share and financial results. We may be required to recall certain of our products should they be mislabeled, contaminated or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption of any of our products causes injury or illness. A product recall or an adverse result in any such litigation could have an adverse effect on our operating and financial results. We may also lose customer confidence for our entire brand portfolio.

- **Our distribution network relies on relationships with our distributors, and such reliance could affect our ability to efficiently and profitably distribute and market products, maintain existing markets and expand business into other geographic markets.** Our business relies upon distribution relationships for the sale and distribution of our products. There can be no assurance that we will be able to mitigate the risks related to all or any of these factors in any of the current or prospective geographic areas of distribution. To the extent that any of these factors have an adverse effect on the relationships with consultants, companies or retailers in a particular geographic area and, thus, limit our ability to maintain and expand the sales market, revenues and financial results may be adversely impacted.

  There also is no assurance that we will be able to maintain distribution relationships or establish and maintain successful relationships in new geographic distribution areas. There is the possibility that we will have to incur significant expenses to attract and maintain relationships in one or more geographic distribution areas in order to profitably expand geographic markets. The occurrence of any of these factors could result in a significant decrease in sales volume of our branded products and the products which we distribute for others and harm our business and financial results.

- **Our investor presentation includes financial projections over the next five years.** These projections are based on the opinion of management regarding our ability to generate distribution channels for our products. There can be no assurance we will be able to place our products in the number of channels identified in those projections.

- **Our financial statements have been prepared on a going concern basis and we must raise additional capital and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.** Artesian CPA, LLC, our independent registered public accounting firm, has included an explanatory paragraph in their Review Report for the fiscal year ended December 31, 2016 and 2015 that accompanies our financial statements indicating that our current liquidity position raises substantial doubt about our ability to continue as a going concern. If we are unable to raise additional capital and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results, we may not be able to continue as a going concern. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result if we are unable to continue as a going concern and, therefore, be required to realize our assets and discharge our liabilities other than in the normal course of business which could cause investors to suffer the loss of all or a substantial portion of their investment.

- **As a growing Company, we have to develop reliable accounting resources. Failure to achieve and maintain effective internal accounting controls could prevent us from producing reliable financial reports.**

  Effective internal controls and accounting resources are necessary for us to provide reliable financial reports, which, as a growing Company, we are still building. Failure to achieve and maintain an effective internal accounting and control environment could cause us to face regulatory action and also cause investors to lose confidence in our reported financial information, either of which could have an adverse effect on our business and financial results.

- **Any valuation at this stage is difficult to assess.** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

- **You can't easily resell the securities.** There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the Company will ever go public or get acquired by a bigger Company. That means the money you paid for these securities could be tied up for a long time.

OWNERSHIP AND CAPITAL STRUCTURE; THE OFFERING; RIGHTS OF THE SECURITIES

Ownership

The Company has reported there are no current owners of 20% or more equity in a class of securities as of November 6, 2017.

The Offering

Securities sold pursuant to Regulation Crowdfunding

The Company is offering Common Shares to investors in this offering and the Regulation D offering at $1.00 per share.

Splash's authorized capital stock consists of 50,000,000 shares of Common Stock, 3,000,000 shares of Series A Preferred Stock and 11,000,000 shares of Series B Preferred Stock. As of November 6, 2017, the outstanding shares included: 15,701,666 shares of Common Stock, 3,000,000 Series A Preferred Stock and 3,806,808 shares of Series B Preferred Stock.

 Our Target Amount for this offering to investors under Regulation Crowdfunding is $25,000. We will accept up to $1,000,000 from investors through Regulation Crowdfunding before the deadline of April 30, 2018.

The minimum investment is this offering under Regulation Crowdfunding is $500.

Securities sold pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) of Regulation D under the Securities Act at the same time as thee offering under Regulation Crowdfunding. (together, the "Combined Offering").

The Company has set an escrow minimum of $750,000 for the Regulation D offering. Investments from affiliates of the Company will not count toward the escrow minimum. This offering is being conducted on a best efforts basis and unless the Company raises at least $750,000 under the Regulation D offering by April 30, 2018, no securities will be sold in the Regulation D offering, investment commitments will be cancelled, and committed funds will be returned.

We will accept up to $3,000,000 from investors through Regulation D before the deadline of April 30, 2018.

Classes of securities of the Company

The following description summarizes important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of the Certificate of Incorporation and its Bylaws. For a complete description of Splash Mountain's capital stock, you should refer to its Certificate of Incorporation, Bylaws, and applicable provisions of the Nevada General Corporation Law.

Common Stock

The Company has authorized 50,000,000 shares of common stock at $0.001 par value. As of November 6, 2017, 15,701,666 shares of common stock were issued and outstanding.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company's debts and other liabilities.

Rights and Preferences

Holders of the Company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Company's Common Stock.

The rights, preferences and privileges of the holders of the Company's common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock and any additional classes of preferred stock that we may designate in the future.

Series A Convertible Preferred Stock

The Company has authorized 3,000,000 shares of Series A Convertible Preferred Stock at $0.001 par value ("Series A Preferred Stock"). As of November 6, 2017, 3,000,000 shares of Series A Preferred Stock were issued and outstanding.

Series A Preferred Stock are subject to adjustment in the event of any recapitalization, dividend, split, combination, or other similar event. Series A Preferred Stock were issued in units, with each unit consisting of one share of Series A Preferred Stock, par value $0.001, and one Common Stock purchase warrant. The warrants entitle the holders to purchase one share of the Company's Common Stock at a price of $1.00 per share during the five-year period commencing on March 26, 2014, as further discussed in Note 7 of the accompanying financial statements.

Dividend Rights

The holders of the Series A Preferred Stock are entitled to receive cash dividends, out of any assets available, prior to any declaration or payment of any dividend on any other class of preferred stock and common stock of the Company at an annual rate of 8% of the original issue price (equal to $0.08 per share per annum based on $1.00 per share purchase price). Such dividends shall be payable of the 1st day of each quarter after the issuance of such shares, to be paid to the holders of the stock as of the 15th day of the prior month, respectively. To date, no dividends have been paid.

Such dividends are cumulative and convertible into Common Stock under the same terms as the Series B Preferred Stock.

Right to Receive Liquidation Distributions

Series A Preferred Stock rank, with respect to dividend rights and rights upon any voluntary or involuntary liquidation, dissolution or winding up of the Company ("Liquidation Event"), as (a) senior in preference and priority to the common stock, par value $0.001, and any other class or series of equity security established and designated by the Company's Board of Directors and in parity with Series B Convertible Preferred Stock. Liquidation preference is 150% of the original issue price, which totaled $4,500,000 as of both December 31, 2016 and 2015.   Such dividends are cumulative and convertible into Common Stock under the same terms as the Series B Preferred Stock.

In the event of any Liquidation Event, the holders of shares of the Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of any Junior Securities by reason of their ownership thereof, an amount per share equal the liquidation preference, plus the amount of accrued and unpaid dividends thereon from the Original Issue Date through the date of liquidation. If upon any such Liquidation Event the assets of the Company available for distribution to its stockholders are insufficient to pay the holders of shares of the Series A Preferred Stock the full amount to which they are entitled, the holders of shares of the Series A Preferred Stock (and other securities held in parity) will share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Voting Rights

Each holder of Series A Preferred Stock is entitled to vote on all matters submitted to a vote of the stockholders of the Company and is entitled to that number of votes equal to the number of shares of

Common Stock into which the holder's shares of Series A Preferred Stock could then be converted at the record date for the determination of stockholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited. The holders of shares of Series A Preferred Stock and Common Stock vote together (or tender written consents in lieu of a vote) as a single class on all matters submitted to the stockholders of the Company.

Conversion to Common Stock

Each share of Series A Preferred Stock is convertible, at the option of the holder thereof, at any time and from time to time, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Series A original issue price ($1.00 per share) by the conversion price ($0.85 per share) in effect at the time of conversion, subject to certain dilution protections. The conversion price at which shares of Common Stock are deliverable upon conversion of Series A Preferred Stock without the payment of additional consideration by the holder thereof is initially $0.85 per share. All accrued and unpaid dividends may be converted by each holder of Series A Preferred Stock into Common Stock by first determining the number of shares of Series A Preferred Stock that could be purchased based on the Series A original issue price then in effect and then determining the number of shares of Common Stock such additional shares of Series A Preferred Stock are convertible into.

Upon the consummation of an underwritten public offering of the Common Stock of the Company ("IPO"), each share of Series A Preferred Stock are automatically converted into such number of fully paid and non-assessable shares of Common Stock at a conversion price equal to the lesser of (i) the conversion price in effect immediately prior to the consummation of the IPO or (ii) fifty percent (50%) of the public offering price of the Common Stock in the IPO. All accrued and unpaid dividends may be converted by each holder of Series A Preferred Stock into Common Stock by first determining the number of shares of Series A Preferred Stock that could be purchased based on the Series A original issue price then in effect and then determining the number of shares of Common Stock such additional shares of Series A Preferred Stock are convertible into.

Rights and Preferences

All Preferred Stock has preference over Common Stock.

Series B Convertible Preferred Stock

The Company has authorized 11,000,000 shares of Series B Convertible Preferred Stock at $0.001 par value ("Series B Preferred Stock") and as of November 6, 2017, there are 3,806,808 shares of Series B Convertible Preferred Stock were issued and outstanding.

The Company has issued Series B Preferred Stock in units, each unit consisting of one share of Series B Preferred Stock, par value $0.001, and one-half share common stock warrant per share of Series B Preferred Stock, at a price of $1.50 per unit. Per the warrant agreement, the Company issued to the purchaser five-year warrants to purchase shares of the Company's Common Stock, par value $0.001, at an exercise price of $1.50 per share. As of November 6, 2017, 1,903,404 warrants were exercisable, respectively, as further discussed in Note 7 of the accompanying financial statements.

Dividend Rights

The holders of the Series B Preferred Stock are entitled to receive cash dividends, out of any assets available, prior to any declaration or payment of any dividend on any other class of preferred stock and common stock of the Company, other than Series A Preferred stock, at an annual rate of 9% of the original issue price (equal to $0.09135 per share per annum). Such dividends are payable are cumulative and convertible to common stock under the 1st day of each quarter after same terms as the issuance of such shares, to be paid to the holders of the stock as of the 15th day of the prior month, respectively. To date, no dividends have been paid.

Right to Receive Liquidation Distributions

Liquidation preference is 150% of the original issue price. The liquidation preference for Series B Preferred Stock ranks in parity with Series A Preferred Stock.

In the event of any Liquidation Event, the holders of shares of Series B Preferred Stock then outstanding are entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of any junior securities by reason of their ownership thereof, an amount per share equal the liquidation preference, plus the amount of accrued and unpaid dividends, thereon from the Original Issue Date through the date of liquidation. If upon any such Liquidation Event the assets of the Company available for distribution to its stockholders is insufficient to pay the holders of shares of Series B Preferred Stock the full amount to which they are entitled, the holders of shares of Series B Preferred Stock and Parity Securities shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Voting Rights

Each holder of Series B Preferred Stock is entitled to vote on all matters submitted to a vote of the stockholders of the Company and shall be entitled to that number of votes equal to the number of shares of Common Stock into which the holder's shares of Series B Preferred Stock could then be converted at the record date for the determination of stockholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited, and (b) the holders of shares of Series B Preferred Stock and Common Stock shall vote together (or tender written consents in lieu of a vote) as a single class on all matters submitted to the stockholders of the Company.

Conversion to Common Stock

Each share of Series B Preferred Stock is convertible, at the option of the holder thereof, at any time and from time to time, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Series B Preferred Stock original issue price ($1.50 per share) by the conversion price ($1.28 per share) in effect at the time of conversion, subject to certain dilution protections. The conversion price at which shares of Common Stock shall be deliverable upon conversion of Series B Preferred Stock without the payment of additional consideration by the holder thereof shall initially be $1.28 per share. All accrued and unpaid dividends may be converted by each holder of Series B Preferred Stock into Common Stock by first determining the number of shares of Series B Preferred Stock that could be purchased based on the Series B Original Issue Price then in effect and then determining the number of shares of Common Stock such additional shares of Series B Preferred Stock are convertible into.

Upon the consummation of an IPO of the Company, each share of Series B Preferred Stock is automatically converted into such number of fully paid and non-assessable shares of Common Stock at a conversion price equal to the lesser of (i) the conversion price in effect immediately prior to the consummation of the IPO or (ii) fifty percent (50%) of the public offering price of the Common Stock in the IPO. All accrued and unpaid dividends may be converted by each holder of Series B Preferred Stock into Common Stock by first determining the number of shares of Series B Preferred Stock that could be purchased based on the Series B original issue price then in effect and then determining the number of shares of Common Stock such additional shares of Series B Preferred Stock are convertible into.

Rights and Preferences

Holders of our Series B Preferred Stock have secondary refusal rights and rights of co-sale pursuant to the Right of First Refusal and Co-Sale Agreement. The Company has a Right of First Refusal to purchase all or any portion of stock that a "Key Holder" may propose to transfer.   "Key Holders" have a secondary refusal right to purchase all or any portion of the stock proposed to be transferred ("Transfer Stock") not purchased by the Company pursuant to the Right of First Refusal. The right of first refusal will end if the Company makes an initial public offering.

The Right of First Refusal is the right, but not an obligation, of the Company, or its permitted transferees or assigns, to purchase some or all of the Transfer Stock with respect to a proposed Key Holder transfer, on the terms and conditions specified in the accompanying transfer notice. Other Key Holders have a secondary refusal right which is the right, but not an obligation, of each Key Holder to purchase up to its pro rata portion (based upon the total number of shares of Capital Stock then held by all investors) of any Transfer Stock not purchased pursuant to the Right of First Refusal, on the terms and conditions specified in the Proposed Transfer Notice.

2012 Stock Incentive Plan

The Company has adopted its 2012 Stock Incentive Plan which provides for the grant of shares of stock options. Under the Plan, the number of shares reserved for grant is 3,000,000 shares of Common Stock. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. There are 3,000,000 options issued as of November 6, 2017.

What it means to be a minority holder

As a minority holder of Common Stock of the Company, you will have limited rights with regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors in the Offering under Regulation Crowdfunding and many, if not all, of the investors in the Regulation D offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Transfer Agent

We have selected Securities Transfer Corp., an SEC-registered securities transfer agent, to act as our transfer agent. They will be responsible for keeping track of who owns our common stock.

Litigation

We are a party to a legal proceeding due to a debt default. On April 24, 2017, a noteholder filed a complaint against the Company for a $100,000 promissory note in default; the noteholder is requesting summary judgment in the amount of $166,289.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were reviewed by Artesian CPA, LLC and cover the periods ending 12/31/2016 and 12/31/2015.

Financial Condition

> ### *Results of Operations*

The Company's net revenues for the year ended December 31, 2016 were $257,977, a 50% decrease from $516,720 in 2015. Net revenues consist of all sales, less discounts and returns. The Company's revenues were primarily derived from the sale of manufacturing, distribution, and sales and marketing of various beverages across multiple channels. The primary driver of changes from the year ending December 31, 2015 was lack of capital to purchase inventory and drive revenue due to an expected investment from a private fund which was never consummated due to unrelated losses experienced by that fund. Cost of goods primarily consists of packaging, transportation, warehousing, and costs related to expired or damaged inventory. Cost of goods sold in 2016 was $355,818, a 52% decrease from 2015, primarily due to the reduction of sales which occurred due to the lack of funding. Gross loss (revenues less the cost of producing those revenues) in 2016 was $97,841, a decrease of 56% from 2015.

As a result of the foregoing factors, the Company's net loss for 2016 was $ 4,204,991, a decrease of .2% from a net loss of $4,304,541 in 2015.

The Company's operating expenses consisted of $540,655 as of June 30, 2017 which includes salaries and salary accrual, rent, travel and depreciation and amortization expense. Operating expenses in 2016 amounted to $3,415,097, a 7% decrease from $3,670,629 in 2015. The primary components of this decrease were due to a 7% decrease in marketing due to lack of funds.

 Since the end of the period covered by the June 30, 2017 financial statements, our revenues have decreased due of lack of funding for inventory. Our expenses also decreased due to lower levels of operations.

> ### *Liquidity and Capital Resources; Future Trends*

To date, the Company has not generated any profits. While some financial resources have come from sales, sales only provide a fraction of the money needed to operate the Company, and profits are not likely for some time. The Company has recorded losses from the time of inception in the total amount of $17,372,716.

The Company was initially capitalized by equity investments from its shareholders in the amount of $13,389,813 and loans from the issuance of notes. The principal amount of notes outstanding as of December 31, 2016 was $4,087,600. The Company's cash accounts were overdrawn by $23,450 as of December 31, 2016 and had cash on hand of $3,532 as of December 31, 2015.

Currently, we estimate our monthly burn rate (net cash out) to be on average $90,109. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

We note that the estimated current burn rate varies significantly from prior periods in which operations and operating expenses were increased in anticipation of an investment from a private fund which was never made due to unrelated losses experienced by that fund.

Indebtedness

The founders and officers of the Company advanced funds to the Company to fund its operations during the period ended December 31, 2016. The total balance due under these arrangements as of December 31, 2016, was $976,100. The advances bear interest at 7% and are all delinquent as of December 31, 2016.

During the course of business, the Company incurred expenses related to services provided by the CEO, board members, and employees of the Company, resulting in related party payables of $499,019 and $264,903 as of December 31, 2016 and 2015, respectively, which includes $250,000 of deferred compensation as of December 31, 2016 and 2015, $200,000 of which was payable to the CEO and $50,000 payable to a board member.

During 2012, the Company entered into an assignment agreement for the licensing rights of the brand "Tapout" with ABG Tapout, LLC on energy drinks, energy shots, water, teas and sports drinks for beverages sold in the United States of America, its territories, possessions, U.S. military bases and Mexico. Under the terms of the agreement, the Company is required to pay ABG Tapout, LLC a 6% royalty of net sales. The total amount of the agreement was for $4,000,000, $500,000 of such to be paid in stock and $3,500,000 to be paid over several years through guaranteed minimum royalty agreement. The unpaid amount of royalties was $706,875 and $1,000,000 as of December 31, 2016 and 2015, respectively. Guaranteed minimum royalty payments totalled $293,125 and $500,000 for the years ended December 31, 2016 and 2015, respectively. The agreement was amended in 2017. The most recent amendment states that the Company is to make varying due and remaining royalty payments in the total amount of $617,813. The royalty payable loan is outstanding and is overdue as of December 31, 2016.

On December 9, 2013, the Company entered into a marketing and distribution agreement with SALT Tequila USA, LLC (SALT) for the manufacturing of the Company's product line. The agreement was for a one-year term with an additional two-year renewal. On December 9, 2015, the agreement was extended another two years. In the December 9, 2013 agreement, the Company received a 5% interest in SALT, 12 months after the date of the agreement the Company received an additional 5% interest in SALT, and 24 months after the date of the agreement the Company received an additional 5% interest, resulting in a total interest of 15% in SALT. On November 29, 2016, the Company signed an agreement to sell 1.6% of its interest in SALT for $100,000.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- As of March 25, 2014, the Company sold 3,000,000 units at $1.00, each unit consisting of one share of Series A Preferred Stock and one half warrant pursuant to Rule 506(b) under the Securities Act of 1933, as amended ("Securities Act"). The proceeds of $3,000,000 were used for salaries, research and development, licensing fees, rent, insurance, audit and legal fees and working capital.

- Beginning October 2015, the Company sold 3,285,108 units at $1.00, each unit consisting of one share of Series B Preferred Stock and one half warrant pursuant to Rule 506(b) under the Securities Act. The proceeds of $4,927,662 were used for salaries, research and development, licensing fees, rent, insurance, audit and legal fees and working capital.

- Beginning 2015, the Company issued five convertible promissory bridge loans in varying amounts with 3-month to 6-month terms at an interest rate of 7% and 18% pursuant to Section 4(a)(2) of the Securities Act. The notes are convertible, at the holder's option, into the Company's Common Stock. The total principal of these issuance amounted to $1,411,500.

- Beginning January 2017, the Company sold an additional 503,900 units at $1.50, each unit consisting of one share of Preferred Series B convertible preferred stock and one-half purchase warrant pursuant to Rule 506(b) under the Securities Act. The proceeds of $782,550 were used for working capital.

- Beginning 2017, the Company issued an additional six convertible promissory bridge loans in varying amounts with 3-month to 6-month terms at an interest rate of 7% and 18%, $7000 one time interest payment pursuant to Section 4(a)(2) of the Securities Act. The notes are convertible, at the holder's option, into the Company's Common Stock. The total principal of these issuance amounted to $145,000 which was used for salaries, licensing fees, rent, insurance, audit and legal expense and working capital.

All convertible notes are convertible at the holder's option, into shares upon the Company's next equity financing.

Valuation

The Company determined the price per share of the Common Stock in this offering (and thus the implied valuation of the Company) based on its own assessment of the Company's current and future value, as well as relative risk for investors investing in similarly situated companies.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of this offering. If we raise the Target Amount of $25,000, the net proceeds of this offering to the issuer (after the expenses of the offering payment to FlashFunders and legal, accounting and related expenses) will be approximately $20,000. We plan to use these proceeds as follows:

- Approximately $7,000 for raw materials for assembly of finished goods (inventory)
- Approximately $1,000 for retail display contracts
- Approximately $6,000 for salary of the President
- Approximately $ 3,000 for marketing
- Approximately $ 3,000 for operating expenses

We do not plan to use the proceeds to pay off debt. We have no plans to acquire assets at this point.

If we raise the Maximum Amount of $1,000,000, the net proceeds of this offering to the issuer will be approximately $984,400. We plan to use these proceeds as follows:

- Approximately $482,400 for raw materials for assembly of finished goods (inventory)
- Approximately $16,000 for retail display contracts
- Approximately $270,000 for salary of the President
- Approximately $36,000 for marketing
- Approximately $110,000 for operating expenses

22

If we receive funds in our concurrent offering under Rule 506(c) of Regulation D, we may allocate some of those funds to cover some, if not all of the costs, of uses identified above. Any amount raised in the Regulation D offering in excess of the Maximum Amount will be used as follows:

- Raw materials for assembly of finished goods (inventory)
- Retail display contracts
- Licensing
- Salaries of executives, key employees and field sales and marketing
- Marketing
- Operating expenses

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

REGULATORY INFORMATION

Disqualification

Neither the Company nor any of our officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

We have not filed annual reports to date. Any annual reports will be posted on our website, at http://splashbeveragegroup.com/investors/ which will be posted within 120 days after the end of each fiscal year.

Compliance failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Updates

Updates on the status of this offering may be found at: www.flashfunders.com/splashbeverage

FLASHFUNDERS INVESTMENT PROCESS
See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.